

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2010

Mr. Jose Antonio do Prado Fay
Chief Executive Officer
BRF – Brasil Foods S.A.
760 Av. Escola Politecnica
Jaguare 05350-901 Sau Paulo
Brazil

> **Re:** **BRF – Brasil Foods S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed May 3, 2010**
> **File No. 001-15148**

Dear Mr. Jose Antonio do Prado Fay:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Amanda Ravitz
Branch Chief - Legal